Exhibit 99.1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12, 04/03/13

Name of entity
Immutep Limited (IMM)

ABN
90 009 237 889

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Unlisted Performance Rights 2. Unlisted Performance Rights 3. Ordinary Shares 4. Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 3,600,000 Unlisted Performance Rights 2. 1,500,000 Unlisted Performance Rights 3. 833,334 Ordinary Shares 4. 250,000 Ordinary Shares

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. Performance Rights
		Number of performance rights	3,600,000 (on a post-consolidation basis)
		Vesting conditions	Service-based vesting conditions only
		Tranche 1	1,200,000 on 1 October 2020

		Tranche 2	1,200,000 on 1 October 2021

		Tranche 3	1,200,000 on 1 October 2022

		Expiry Date	The Performance Rights will expire, if not exercised, one year after the relevant vesting date for each tranche of performance rights (see above).

		Price of performance rights	Performance Rights will be granted at no cost. Once the vesting condition is satisfied (or waived in exceptional circumstances), the Performance Rights will be exercisable at nil cost.
2. Performance Rights
		Number of performance rights	1,500,000 (on a post-consolidation basis)

		Vesting conditions	The Performance Rights will vest in three equal tranches based on Mr Meyers continuing as a Director on the following dates

		Tranche 1	500,000 (on a post-Consolidation basis) on 1 October 2021 (being for service from 1 October 2020 to 30 September 2021);

		Tranche 2	500,000 (on a post-Consolidation basis) on 1 October 2022 (being for service from 1 October 2021 to 30 September 2022); and

		Tranche 3	500,000 (on a post-Consolidation basis) on 1 October 2023 (being for service from 1 October 2022 to 30 September 2023).

		Expiry Date	The Performance Rights will expire, if not exercised, one year after Vesting Date.

		Price of performance rights	Performance Rights will be granted at no cost. Once the vesting conditions (service only) are met (or waived in exceptional circumstances), the Performance Rights will be exercisable at nil cost.
3. Pari passu with existing Fully Paid Ordinary Shares 4. Pari passu with existing Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

Appendix 3B Page 2	04/03/2013

4

Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

•  the date from which they do

•  the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•  the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

1.  Yes, if/when the Performance Rights vest to shares

2.  Yes, if/when the Performance Rights vest to shares

3.  ‘Pari Passu’ with existing Fully Paid Ordinary Shares

4.  ‘Pari Passu’ with existing Fully Paid Ordinary Shares

5	Issue price or consideration	1. Nil 2. Nil 3. Nil 4. Nil

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

1.  Issue to Chief Executive Officer under the Executive Incentive Plan

2.  Issue to Pete Meyers in lieu of cash for his services as a non-executive director, in accordance with shareholder approval at the AGM held on 1 November 2019.

3.  Vesting & exercise of Performance Rights under the Executive Incentive Plan into fully paid ordinary shares.

4.  Dr Russell Howard exercises 2nd tranche of his performance rights which vested to him i.e. 250,000 (on a post-consolidation basis) to convert to ordinary shares, in accordance with shareholder approval received at the AGM on 16 November 2018.

6a

Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?

If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i

Yes

6b	The date the security holder resolution under rule 7.1A was passed	1 November 2019

6c	Number of +securities issued without security holder approval under rule 7.1	Nil

6d	Number of +securities issued with security holder approval under rule 7.1A	Nil

6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)

1.  3,600,000 performance rights approved at the AGM on 1 November 2019 for CEO & Executive Director, Mr Marc Voigt.

2.  1,500,000 performance rights approved at the AGM on 1 November 2019 for Non-Executive Director, Mr Pete Meyers.

4.  250,000 ordinary shares are issued on exercise of 2nd tranche of performance rights approved for Non-Executive Director, Dr Russell Howard at the AGM on 16 November 2018.

6f	Number of +securities issued under an exception in rule 7.2	3. 833,334 ordinary shares are issued on exercising performance rights

6g	If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation.	Not applicable

+ See chapter 19 for defined terms.

Appendix 3B Page 4	04/03/2013

6h	If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	Not applicable

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	Refer to Annexure 1

7

+Issue dates

Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A.

Cross reference: item 33 of Appendix 3B.

		2 December 2019

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the +securities in section 2 if applicable)	388,797,604	Fully paid ordinary shares

		Number	+Class - Options
		Amount	Exercise Price	Expiration Date
9	Number and +class of all +securities not quoted on ASX (including the +securities in section 2 if applicable)	37,144,524	$0.235	4 August 2020
		79,311	$0.568	30 October 2020
		102,628	$0.398	7 March 2021
		847,600	$0.248	4 August 2025

Number	+Class – Warrants over NASDAQ listed American Depository Shares
Amount	Exercise Price	Terms
1,553,718	US$ 2.49	Each Warrant entitles the holder to purchase 1 ADS (where one ADS = 10 Ordinary Shares) at the exercise price and is exercisable immediately. Each Warrant will expire on 5 January 2023.

2,080,000	US$ 2.49	Each Warrant entitles the holder to purchase 1 ADS (where one ADS = 10 Ordinary Shares) at the exercise price and is exercisable immediately. Each Warrant will expire on 12 February 2022.

Number	+Class – Performance Rights
Amount	Type	Expiration Date
273,637	NED PRs	Each tranche of NED PRs will expire one year after Vesting Date if not exercised as indicated in the appendix 3B released on 6 December 2016.

426,654	NED PRs	Each tranche of NED PRs will expire one year after Vesting Date if not exercised as indicated in the appendix 3B released on 4 December 2016.

2,833,334	LTI	Each tranche of LTIs will expire one year after Vesting Date if not exercised as indicated in the appendix 3B released on 4 December 2017.

500,000	LTI	LTIs will vest on 1 October 2020.

387,560	LTI	Each tranche of LTIs will expire one year after Vesting Date if not exercised as indicated in the appendix 3B released on 2 October 2018.

500,000	NED PRs	Each tranche of NED PRs will expire one year after Vesting Date if not exercised as indicated in the appendix 3B released on 21 November 2018.

+ See chapter 19 for defined terms.

Appendix 3B Page 6	04/03/2013

		4,500,000	LTI	Each tranche of LTIs will expire one year after the relevant vesting date unless exercised as indicated in the appendix 3B released on 3 October 2019, subject to accelerated vesting conditions.

		1,500,000	NED PRs	Each tranche of NED PRs will expire one year after Vesting Date if not exercised subject to accelerated vesting conditions.

		3,600,000	LTI	Each tranche of LTIs will expire one year after the relevant vesting date unless exercised, subject to accelerated vesting conditions.

		Number	+Class – Convertible Notes
		Amount	Type	Expiration Date
		13,750,828	Convertible Notes each with a face value of AU$1, expiring on 4 August 2025.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or Pro rata issue

11	Is security holder approval required?	Not applicable

12	Is the issue renounceable or non-renounceable?	Not applicable

13	Ratio in which the +securities will be offered	Not applicable

14	+Class of +securities to which the offer relates	Not applicable

15	+Record date to determine entitlements	Not applicable

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable

17	Policy for deciding entitlements in relation to fractions	Not applicable

18

Names of countries in which the entity has security holders who will not be sent new offer documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

Not applicable

19	Closing date for receipt of acceptances or renunciations	Not applicable

20	Names of any underwriters	Not applicable

21	Amount of any underwriting fee or commission	Not applicable

22	Names of any brokers to the issue	Not applicable

23	Fee or commission payable to the broker to the issue	Not applicable

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	Not applicable

25	If the issue is contingent on security holders’ approval, the date of the meeting	Not applicable

26	Date entitlement and acceptance form and offer documents will be sent to persons entitled	Not applicable

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable

28	Date rights trading will begin (if applicable)	Not applicable

29	Date rights trading will end (if applicable)	Not applicable

30	How do security holders sell their entitlements in full through a broker?	Not applicable

+ See chapter 19 for defined terms.

Appendix 3B Page 8	04/03/2013

31	How do security holders sell part of their entitlements through a broker and accept for the balance?	Not applicable

32	How do security holders dispose of their entitlements (except by sale through a broker)?	Not applicable

33	+Issue date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of +securities (tick one)

(a)	☒	+Securities described in Part 1

(b)	☐

All other +securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Appendix 3B Page 10	04/03/2013

Entities that have ticked box 34(b)

38	Number of +securities for which +quotation is sought	N/A

39	+Class of +securities for which quotation is sought	N/A

40

Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

•   the date from which they do

•   the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•   the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another +security, clearly identify that other +security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the +securities in clause 38)	N/A	N/A

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•

Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•

If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4

We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 2 December 2019
(Director/Company secretary)

Print name: Tom Bloomfield

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3B Page 12	04/03/2013

Appendix 3B – Annexure 1

Calculation of placement capacity under rule 7.1 and rule 7.1A for eligible entities

Introduced 01/08/12 Amended 04/03/13

Part 1

Rule 7.1 – Issues exceeding 15% of capital

Step 1: Calculate “A”, the base figure from which the placement capacity is calculated

Insert number of fully paid +ordinary securities on issue 12 months before the +issue date or date of agreement to issue	308,443,162

Add the following:

•   Number of fully paid +ordinary securities issued in that 12 month period under an exception in rule 7.2

•   Number of fully paid +ordinary securities issued in that 12 month period with shareholder approval

•   Number of partly paid +ordinary securities that became fully paid in that 12 month period

Note:

•   Include only ordinary securities here – other classes of equity securities cannot be added

•   Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

•   It may be useful to set out issues of securities on different dates as separate line items

80,352,402

Subtract the number of fully paid +ordinary securities cancelled during that 12 month period	Nil

“A”	388,795,564

+ See chapter 19 for defined terms.

04/03/2013	Appendix 3B Page 13

Step 2: Calculate 15% of “A”

“B”	0.15 [Note: this value cannot be changed]

Multiply “A” by 0.15	58,319,334

Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used

Insert number of +equity securities issued or agreed to be issued in that 12 month period not counting those issued:

•   Under an exception in rule 7.2

•   Under rule 7.1A

•   With security holder approval under rule 7.1 or rule 7.4

Note:

•   This applies to equity securities, unless specifically excluded – not just ordinary securities

•   Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

•   It may be useful to set out issues of securities on different dates as separate line items

Nil

“C”	Nil

Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1

“A” x 0.15 Note: number must be same as shown in Step 2	58,319,334

Subtract “C” Note: number must be same as shown in Step 3	Nil

Total [“A” x 0.15] – “C”	58,319,334 [Note: this is the remaining placement capacity under rule 7.1]

+ See chapter 19 for defined terms.

Appendix 3B Page 14	04/03/2013

Part 2

Rule 7.1A – Additional placement capacity for eligible entities

Step 1: Calculate “A”, the base figure from which the placement capacity is calculated

“A” Note: number must be same as shown in Step 1 of Part 1	388,795,564

Step 2: Calculate 10% of “A”

“D”	0.10 Note: this value cannot be changed

Multiply “A” by 0.10	38,879,556

Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used

Insert number of +equity securities issued or agreed to be issued in that 12 month period under rule 7.1A

Notes:

•   This applies to equity securities – not just ordinary securities

•   Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed

•   Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained

•   It may be useful to set out issues of securities on different dates as separate line items

Nil

“E”	Nil

+ See chapter 19 for defined terms.

04/03/2013	Appendix 3B Page 15

Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A

“A” x 0.10 Note: number must be same as shown in Step 2	38,879,556

Subtract “E” Note: number must be same as shown in Step 3	Nil

Total [“A” x 0.10] – “E”	38,879,556 Note: this is the remaining placement capacity under rule 7.1A

+ See chapter 19 for defined terms.

Appendix 3B Page 16	04/03/2013